[Letterhead of Sullivan & Cromwell LLP]

May 3, 2011

Via Email and EDGAR

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussions, in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission, as most recently amended on March 17, 2011, we are providing to the staff supplementally draft disclosure addressing your recent comments. In this regard, we are attaching as Annex A hereto changed pages, marked against the most recent amendment to the Form N-2, reflecting the Company’s proposed revisions. We would propose to include the revised disclosure in the next amendment to the Form N-2. If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Glenn R. Pittson
(OFS Capital, LLC)

Jonathan H. Talcott
(Nelson Mullins Riley & Scarborough LLP)

Annex A

We are currently operating in a period of capital markets disruption. The U.S. capital markets have been experiencing extreme volatility and disruption for more than two years, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. A prolonged period of market illiquidity may have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations and sourcings, limit our ability to grow and negatively impact our operating results. Adverse developments in the credit markets may impair our ability to secure debt financing. During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. As a result, it may be difficult for us to obtain desired financing to finance the growth of our investments on acceptable economic terms, or at all. If we are unable to consummate credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under any facility we may enter into and are declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the U.S. dollar, a further economic downturn or an operational problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business. Additionally, SBA regulations currently limit the amount that an SBIC may borrow to up to a maximum of $150 million when it has at least $75 million in regulatory capital, receives a capital commitment from the SBA and has been through an examination by the SBA subsequent to licensing. We cannot assure you that we will receive an SBIC license or that we will be able to borrow funds upon receipt of an SBIC license. If we do not have at least 70% of our total assets in qualifying assets upon the completion of this offering, and we have not increased the level of our qualifying assets to at least 70% of our total assets at any point prior to the expiration of two years from the completion of this offering, we have undertaken to seek a stockholder vote with respect to our election to be treated as a business development company which may result in our being required to comply with the more rigorous regulation applicable to closed-end registered investment companies. If we do not have at least 70% of our total assets in qualifying assets upon the completion of this offering, and we have not increased the level of our qualifying assets to at least 70% of our total assets at any point prior to the expiration of two years from the completion of this offering, then we will seek a stockholder vote with respect to our election to be treated as a business development company . In the event that our stockholders at such time do not approve of our continuing to elect to be a business development company, then we will be required to comply with the more rigorous regulation applicable to closed-end registered investment companies. As a business development company, we have greater flexibility than registered investment companies to use leverage and engage in transactions with our affiliates. In addition, if we are required to comply with the more rigorous regulation applicable to closed-end registered investment companies, we will no longer be permitted to pay OFS Advisor performance fees. 37

REGULATION We are a business development company under the 1940 Act and intend to elect to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities. We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies is fundamental and may be changed without stockholder approval. Qualifying Assets Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following: (a) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that: is organized under the laws of, and has its principal place of business in, the United States; is not an investment company (other than a small business investment company wholly-owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and satisfies either of the following: does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or is controlled by a business development company or a group of companies including a business development company, the business development company actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the business development company has an affiliated person who is a director of the eligible portfolio company. 143

(b) Securities of any eligible portfolio company which we control. (c) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements. (d) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company. (e) Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities. (f) Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment. The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area. We will not treat OFS Capital WM as one of our eligible portfolio companies. Because we could have approximately 30% or more of our assets in non-qualifying assets at the completion of this offering, we will not be able to acquire any additional non-qualifying assets until we have less than 30% of our assets in nonqualifying assets. If we do not have at least 70% of our total assets in qualifying assets upon the completion of this offering, and we have not increased the level of our qualifying assets to at least 70% of our total assets at any point prior to the expiration of two years from the completion of this offering, then we will seek a stockholder vote with respect to our election to be treated as a business development company. In the event that our stockholders at such time do not approve of our continuing to elect to be a business development company, then we will be required to comply with the more rigorous regulation applicable to closed-end registered investment companies. See “Risk Factors” on page 37 for additional information. Managerial Assistance to Portfolio Companies A business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (a), (b) or (c) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, when the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. OFSC will provide such managerial assistance on our behalf to portfolio companies that request this assistance. Temporary Investments Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. Typically, we will invest in U.S. 144